MetaSolv Inc.

5556 Tennyson Parkway

Plano, Texas 75024

February 9, 2006

VIA FAX AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0308

Attention: Stathis Kouninis

Re:	MetaSolv, Inc. Revised Response

Form 10-K for the Fiscal Year Ended December 31, 2004

Filed March 31, 2005

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Filed November 3, 2005

Form 8-K

Filed October 27, 2005

File No. 0-28129

Ladies and Gentleman:

On behalf of MetaSolv, Inc. (the “Company”), this revised letter responds to comments from the Securities and Exchange Commission’s staff (the “Staff”) letter dated December 28, 2005. We are faxing this letter to you concurrently with filing it via EDGAR correspondence to facilitate the Staff’s review. This letter replaces and supersedes the Company’s response dated January 11, 2006 and filed via EDGAR correspondence on January 12, 2006. Our Fax includes a black-line comparison to the earlier letter, to facilitate the Commission’s comparison.

In order to expedite the Staff’s review of the Company’s responses, we have numbered and reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 31

Comment No. 1: You disclose several factors that contributed to a 25 percent decrease in general and administrative expenses in 2004. However, it appears that you quantify only one of the factors contributing to just 13 percent of this decrease. Please tell us how you considered Section III.D of SEC Release No. 33-6835 in identifying and quantifying the factors that contributed in the period to period fluctuation of service cost of revenues, research and development and general and administrative expenses.

Response No. 1: The decrease in general and administrative expenses was attributed primarily to a 13% decline in administrative staffing, which contributed to approximately half of the overall decline in general and administrative expenses. The impact of each of the items discussed in the paragraph regarding general and administrative expenses are as follows:

	Amount		% of change
Decline in staffing	$1.8 million		50%
Cost reductions in facilities and telecommunications	$0.8 million		20%
Decrease in the allowance for doubtful accounts	$1.2 million		32%
All other	($0.1 million	)	(2%)

In service costs of revenue, the decrease in costs can be quantified as follows:

Lower professional services staff costs	$6.0 million		193%
Higher subcontractor costs	($2.6 million	)	(82%)
Maintenance-related engineering costs	($0.6 million	)	(20%)
All other	$0.3 million		9%

In the research and development paragraph, the decrease in costs was attributed to a 15% decline in staffing. The overall decrease in costs can be quantified as follows:

Decrease in staffing	$4.9 million	83%
Decrease in contract labor	$0.7 million	11%
All other	$0.3 million	6%

The Company considered Section III.D of SEC Release No. 33-6835 in determining appropriate disclosures regarding the items highlighted above. The Company quantified the decline in headcount that led to the majority of the decline in overall general and administrative expenses and research and development expenses. With respect to service costs of revenue, because the lower professional services staff costs exceeded the total decline in service costs, the Company disclosed that lower professional services staff costs was the primary contributing factor in the decline and simply described the offsetting factors. The Company acknowledges that quantification of the decrease in the allowance for doubtful accounts would further enhance the understanding of the reduction in general and administrative expenses. Attachment A illustrates how such a revised approach would have appeared in the 2004 10-K, and MetaSolv will apply this approach in future filings.

Comment No. 2: We note that research and development, selling and marketing and general and administrative expenses declined consistently over the three reported periods. However, it appears that you do not address these trends in your results of operations. Please tell us how you considered Item 303 (a) (3) of Regulation S-K and SEC Release No. 33-6835 Section III.B in disclosing these or any other material trends known to you that may affect your future liquidity and results of operations.

Response No. 2: The Company advises the Staff that, while research and development, selling and marketing and general and administrative expenses declined consistently over the three reported periods, the potential continuation of this historical decline was not sufficiently certain to the Company at the time of the referenced Form10-K filings for the Company to consider this decline a trend. The declines in expenditures during 2003 were the result of a shortfall in revenue due to the rapidly changing industry landscape and were required in order to bring costs more in line with revenue, and not as part of an ongoing expense reduction program. At the time of the filing of the 2004 Form 10-K, the Company was operating under a 2005 budget that did not anticipate additional significant declines in operating expenses compared to actual results in 2004. Total operating expenses (excluding restructuring charges) for the nine months ended September 30, 2005 are essentially flat with the same period in 2004.

Accordingly, the Company does not believe that there was a duty to disclose a trend pursuant to SEC Release No. 33-6835 Section III.B. because the Company did not have consistent information available to indicate there was a “trend, demand, commitment, event or uncertainty both presently known to management and reasonably likely to have material effects on the registrant’s financial condition or results of operation.”

However, taking the Staff’s comments as an opportunity for the Company to provide greater clarity in its fillings, the Company has illustrated in Attachment A how a revised approach would have been presented in its 2004 10-K, and will take a similar approach in future filings.

The Company advises the Staff that it will continue to monitor any trends, demands, commitments, events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or future financial condition in accordance with Item 303 (a)(3) of Regulation S-K and SEC Release No. 33-6835 Section III.B

Comment No. 3: You disclose that approximately 58 percent of your fiscal 2004 revenue is from international sources. You further disclose on page 40 that this revenue is denominated in the local currency of the foreign country. Please tell us how you considered the guidance in Section III.D of SEC Release No. 33-6835 in identifying and quantifying the effect of foreign exchange rate fluctuations on your operations, if material.

Response No. 3: The Company disclosed that approximately 58% of its 2004 revenue came from international sources. It further disclosed that “We transact business in various foreign currencies.” The vast majority of our revenues are denominated in US Dollars, Canadian Dollars, British pounds and Euros. The Company incurs expenses in each of these currencies and, as a result, benefits from a natural hedge against foreign currency fluctuations. As a result, the impact on the Company’s operations for 2004 was approximately $300,000; an amount that the Company concluded was not material and not required to be disclosed under Section III.D of SEC Release No. 33-6835.

The Company advises the Staff that it is performing additional analysis of the impact of exchange rate fluctuations on our operations, specifically whether the fluctuation in any particular foreign currency exchange rate affecting the Company’s financial statements, when taken by itself would be sufficient to cause a material impact on any line item in the Company’s financial statements. When that analysis is complete, we will supplement our response accordingly.

In future filings, the Company will evaluate the risk of foreign currency fluctuations and will discuss such fluctuations if the amounts are considered material.

Under Item 7A (b) of the Form 10-K, the Company did disclose the impact of a potential change in exchange rates in accordance with Regulation S-K Item 305 (a)(1)(ii).

Comment No. 4: You disclose that one customer accounted for 11 percent of your 2004 consolidated revenues, but you do not appear to identify this customer. Please tell us how you considered the disclosure requirements of Item 101(c)(1)(vii) of Regulation S-K.

Response No. 4: We disclosed that one customer accounted for 11% of our 2004 consolidated revenues, but did not identify the customer by name. Item 101 (c)(1)(vii) of Regulation S-K requires that the name of such customer be provided if “the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.”

Although a significant portion of revenues each year is derived from a relatively small number of customers, the amount of revenue we derive from a specific customer is likely to vary from period to period, and a major customer in one period may not produce significant additional revenue in a subsequent period.

The customer in question for 2004, however, is British Telecommunications, the loss of which could have had a material adverse effect on the Company. Because the Company expected to derive a material portion of its revenue in future period from this customer, in future filings, the Company will disclose the name of any 10% customer where the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.

Attachment C illustrates how such a revised approach would have been reflected in footnote 10 of the 2004 Form 10-K. The Company would also modify its MD&A disclosure accordingly.

Pro Forma Financial Results, page 30

Comment No. 5: On page 30 of Form 10-K for the fiscal ended December 31, 2004 you discuss pro forma financial information that you provide in earnings releases and investor conference calls. Please explain to us how you considered the information in footnote 12 to SEC Release 33-8176 regarding the difference between “pro forma” and “non-GAAP” financial information.

Response No. 5: In responding to these comments, the Company has carefully reviewed footnote 12 to SEC Release 33-8176 regarding the difference between “pro forma” and “non-GAAP” financial information and now understands the Commission has adopted the use of the term “non-GAAP” financial information in order to avoid confusion with “pro forma” information disclosed in accordance with Regulation S-X. In future filings, the Company will not use of the term “pro forma” in this context.

Because there are no non-GAAP financial measures discussed in the Company’s 10-K filing, the Company’s revised approach would be reflected in the 2004 Form 10-K by the absence of the paragraph on page 30 referred to in this Comment No. 5.

Report of Independent Registered Public Accounting Firm, page 42

Comment No. 6: We note that your auditor’s report does not appear to be signed by the firm that issued the opinion. Revise your filing to include a signed audit report. Se Rule 2-02(a)(2) of Regulation S-X.

Response No. 6: The Company did receive a signed auditor’s report prior to the time of filing. The omission of the signature from the filing was an inadvertent typographical error, and the Company will revise the filing to indicate the signature had already been provided by the auditor at the time of the filing.

Note 1. Organization and Summary of Significant Accounting Policies

b) Revenue Recognition, page 47

Comment No. 7: You disclose on page 10 that you sell your software products through resellers. Describe for us any differences in the terms of your direct and indirect/reseller arrangements. Describe any return, price protection, stock rotation or similar rights or provisions you offer to indirect/reseller customers. Additionally, tell us how your revenue recognition policies reflect any such differences in the terms of your arrangements. Finally, explain the consideration you have given to including corresponding disclosure in the notes to your financial statements.

Response No. 7: Although the Company sells its products and services directly and through resellers, the Company does not deliver its software to its reseller unless the reseller has an identified customer. No reseller maintains any inventory of the Company’s products or services.

There are no return, price protection, or stock rotation provisions in our reseller agreements. Accordingly, there are no material differences between the terms of sale with our direct customers compared to our resellers.

The revenue recognition process is the same in either scenario as the Company determines revenue recognition based on the following criteria outlined in SOP 97-2:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred,

•	The vendor’s fee is fixed or determinable, and

•	Collectibility is probable.

The only additional step that the Company performs with respect to resellers is to determine that the reseller has economic substance, and that payment by the reseller is not contingent upon payment by its customer.

Given that there are no material differences in the revenue recognition process for direct sales or sales through resellers, the Company believes that the disclosures in footnote 1(b) are appropriate for either scenario.

Comment No. 8: You indicate that you recognize revenue using the residual method when VSOE of the fair value of all undelivered elements exists. In circumstances when VSOE for undelivered elements does not exist, you defer all revenue from the arrangement. Tell us how you establish VSOE for each undelivered element. Also, describe the specific circumstances in which you conclude that VSOE does not exist. Explain how you have considered providing similar disclosure in the notes to your financial statements.

Response No. 8: Generally, the Company does not sell its core software products on a stand alone basis. The software license is typically bundled with post contract support and sometimes with consulting services. Therefore the software revenue is recognized using the residual method as defined in SOP 98-9.

The VSOE value for the post contract support (maintenance) is equal to the amount, as called for in the contract, at which that particular customer can renew maintenance in future periods. The Company uses the perpetual rate or Stated Renewal approach for determining VSOE of fair value for its PCS Arrangements. This approach is based on the guidance in paragraph 57 of SOP 97-2, which states that “the fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate)” (emphasis added). To be substantive, the PCS renewal rate cannot be significantly below the software vendors normal pricing practice. Although the renewal rate is typically considered by customers as protection against rapidly escalating maintenance costs, in recent practice, customers have frequently sought to negotiate subsequent renewal rates in order to reduce their cost of operations. In recent periods, approximately 80% of its customers have renewed at the rate specified in the contract, while approximately 20% have renewed at lower rates. The Company considers the results of such negotiations as a part of the available objective evidence, supporting our determination of the fair value of maintenance when sold on a stand-alone basis.

The Company provides consulting services for each of its products, which consist principally of implementation services such as planning, loading of software, training of customer personnel, data migration and building simple interfaces. The level of complexity of each of these services and the skill set of the employees performing these services is similar. The rates that the Company charges its customers may vary depending on the size of the assignment, the size of the customer and competitive environment for such services. The VSOE value for consulting services is determined by reference to the average rate per hour of consulting services that have been provided to customers when we sell our consulting services separately, applied to an estimated number of hours to complete the project. These average rates do not incorporate any assumptions about gross margins. The weighted average rate per hour is reviewed semi-annually and is established by geographical region and segmented by size of contract. More than 70% of our consulting services that are sold separately are sold at rates that are within 15% of the established VSOE value. Accordingly, the Company believes it has established VSOE for its professional services.

The Company develops software interfaces for use with its core software products. Each interface, which the Company refers to as a “cartridge,” allows one of the Company’s software products to interface with a particular hardware device, such as a switch or other device developed by a network equipment manufacturer. Due to the nature of the Company’s software products, it has developed hundreds of specific cartridges and the Company continues to develop new cartridges as equipment manufacturers release new switch devices into the marketplace and new cartridges are requested by its customers. Cartridges are frequently sold on a stand-alone basis with no other software or consulting service deliverables. The VSOE of cartridges is based on the list price of each cartridge as determined by the Company’s product management team when the cartridge is developed. List price is typically set at a price that the Company estimates is below the cost at which customers could develop the cartridge on their own, and at which management believes the cartridge would sell for when sold separately. The development time for these cartridges is typically short and the time between establishing the price of a cartridge and its introduction into the marketplace typically does not exceed 60 days.

This VSOE assessment process is described in footnote 1(b) Revenue Recognition in the Company’s Form 10-K.

The Company is unaware of any situations during the three years ended December 31, 2004 in which it has been unable to establish VSOE values using the guidance in SOP 97-2 and 98-9.

Note 10. Segment Information and Concentration of Credit Risk, page 57

Comment No. 9: You disclose on page 33 that 58 percent of your 2004 revenue was from international sources. Please tell us how you considered the requirements of paragraph 38 of SFAS 131 in disclosing information about geographic areas. Similarly, tell us how you considered the disclosure requirements of paragraph (d) of Item 101 of Regulation S-K.

Response No. 9: In 2004, revenues outside the United States were $47.2 million, compared to total revenues of $81.1 million. Only the United States and the United Kingdom contributed more than 10 percent of total company revenues, and the Company disclosed that the United Kingdom represented 21 percent of total revenue.

While the amount of revenues from the United States can be computed from the disclosures provided, in future filings the Company will provide the data in a tabular format. The Company will also disclose that the basis for attributing revenues to specific countries is determined by the location of the end customer.

Long lived assets (excluding goodwill, intangible assets and intercompany loans) at the end of 2004 were only $7.6 million and there was no country outside of the United States with more than 17% of that total. The total long lived asset balances have declined over the past three years due to the downsizing and restructuring of the company’s operations.

The Company does not see any material risk with respect to the assets located outside of the United States.

The Company will report all long-lived assets in foreign countries, if material, in future filings. Attachment C includes a disclosure of long-lived assets for the three years ended December 31, 2004.

Note 13. Impairment of Goodwill and Intangible Assets, page 61

Comment No. 10: We note that in the quarter ended September 30, 2002 you wrote the full amount of goodwill ($22.4 Million) that you had initially recorded in February 2002 in connection with the acquisition of the OSS assets. We further note that you accounted for the acquisition of these assets as a business combination. Please address the following inquiries in reasonable detail:

•	Tell us how you considered EITF 98-3 in determining whether the OSS assets constitute a business;

•	Identify the subsidiary under which you report the OSS operations and provide us with the revenue, gross margin, operating expenses, total assets and total liabilities amounts of OSS as percentage of the subsidiary’s respective amounts for the reported periods;

•	Tell us how you considered paragraph 30 of SFAS 142 in determining whether the OSS operations constitute an operating unit for goodwill impairment testing purposes; and

•	Describe the change in facts and circumstances between the date you recorded and the date you wrote off the goodwill associated with the OSS acquisition. See paragraph 47 (a) of SFAS 142.

Response No.10:

In evaluating the OSS assets from Nortel, the Company concluded that it constituted a business under Rule 3-05 of Regulation S-K as it represented a division of Nortel Networks that maintained a discrete set of financial information. We understand that under Rule 3-05 there is a presumption that a separate division is a business. The Company had not initially considered EITF 98-3 because the OSS assets were acquired for cash. However, we would apply the concepts of EITF 98-3 in the following manner:

The OSS assets from Nortel Networks consisted of the “Service Commerce” division of Nortel Networks, a self-contained unit of Nortel that consisted of all of the elements necessary to conduct normal operations following the transaction. Specifically, the OSS assets consisted of the following:

Inputs:

1.	Long-lived assets, including computers, work stations, computer and testing labs and intangible assets such as developed technology and customer relationships.

2.	Intellectual property, including a license to distribute all of the Service Commerce division’s OSS software products.

3.	The right to offer employment to approximately 350 employees of Nortel Networks who were to transfer with the business.

Processes:

4.	All of the processes necessary to develop and deliver software to customers required for the purpose of providing a return to investors

Outputs:

5.	The ability to assume the customer contracts required in order to continue to license software and provide services to the existing customer base of the Service Commerce Division.

Our conclusion is that because all of the elements required by EITF 98-3 were present, the division constituted a business and the application of SFAS 141 would be appropriate.

In addition, our assessment was made without regard to the Company’s intended use of the transferred assets. Specifically, the OSS assets were never intended to be operated as a stand-alone business, but rather, were combined with the Company’s existing assets and operations to provide an integrated set of products for delivery to an almost identical customer base, distributed and marketed by the same sales force.

The OSS assets of Nortel Networks were acquired by, and the Nortel employees were subsequently employed by, various operating subsidiaries within one integrated worldwide operation. The Company does not publicly report separate subsidiary revenues as all revenues are recorded on a consolidated basis. During the periods covered by Form 10-K for the year ended December 31, 2004, approximate revenues generated from the products originally developed by each respective entity were as follows (in millions):

	2002	2003	2004
Metasolv Software, Inc.	$54.6	$30.3	$28.8
OSS Assets from Nortel Networks	36.6	39.7	42.4
Orchestream plc.	—	9.5	10.0

Total	$91.2	$79.5	$81.2

Because the operations of each of the acquired businesses were integrated immediately into the worldwide operations of the Company, it is not possible to split out gross margin, operating expenses, total assets and total liabilities of the individual products, as the information is not tracked in that manner in the Company’s financial accounting system.

As stated in Footnote 10 of the Company’s Form 10-K, the Company’s chief operating decision-maker is the President and Chief Executive Officer. The President and Chief Executive Officer reviews financial information presented on a Company-wide basis accompanied by disaggregated information about revenues by product and service line for purposes of making operating decisions and assessing financial performance.

Paragraph 30 of SFAS 142 provides guidance that “A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.”

The Company has determined that although it acquired a business from Nortel Networks, the Company’s subsequent operation of the combined businesses required that it be aggregated and deemed to be a single reporting unit due to the similarities of their operating characteristics as defined in paragraph 17 of SFAS 131:

a)	The nature of the products and services: The assets acquired from Nortel Networks were both competitive with and complementary to the products being provided by the Company. The Company currently markets five software products that were previously marketed by Nortel Networks. Each of these products is similar to the Company’s products in that they each are software products designed to automate certain back office functions of telecommunications companies. Each product is offered in conjunction with implementation services and post-sales customer support and sold by a single integrated sales force.

b)	The nature of the production processes: The production processes used by the Company and by the division of Nortel Networks are nearly identical, consisting of development of software using state of the art software technologies and development methodologies. These methodologies allowed us to combine organizations performing management, documentation and quality control.

c)	The type or class of customer for their products and services: The customer base for the Company’s products as well as the products acquired from Nortel Networks is identical—global telecommunications service providers.

d)	The methods used to distribute their products or provide their services: The method for distributing products and services is identical, allowing the Company to combine the sales forces of the Company and the sales force acquired from Nortel Networks. The combined sales force sells all of the Company’s products and services.

e)	The nature of the regulatory environment: Neither entity faces any significant regulatory issues.

The Company’s conclusion after considering all of the relevant literature was that it operated as a single reporting unit for goodwill testing purposes.

At the time the Company acquired the OSS assets from Nortel Networks, the Company’s stock price was $6.89, resulting in an approximate market capitalization of $258.4 million. Following the acquisition of the OSS assets, the Company reported total stockholders’ equity of $152.2 million as of March 31, 2002, including approximately $28.0 million in goodwill, which was recorded in accordance with SFAS 141.

At the time of the acquisition, the Company gave revenue guidance of approximately $25.0 million (plus or minus 10%) for the quarter ended March 31, 2002, and reiterated annual guidance of revenues between $125.0 million and $135.0 million.

MetaSolv subsequently reported revenues of $21.9 million for the three months ended March 31, 2002, and gave guidance for the second quarter of approximately $25.0 million (plus or minus 10%) for the quarter ended June 30, 2002. At that time the Company did not provide guidance for the full year ended December 31, 2002. As of March 31, 2002, the Company’s stock price was trading at $7.53, compared to a book value per share of $4.06.

During the following months, the telecom environment, which had been depressed throughout 2001, worsened considerably from what was expected at the time of the acquisition. Spending by telecom companies declined significantly during the first six months of 2002 and many companies selling into the telecom environment reported disappointing revenues and earnings or exited the market through bankruptcy or liquidation.

MetaSolv reported revenues of $24.7 million for the second quarter ended June 30, 2002 and reported a loss of $4.0 million, or $0.11 per share. As of June 30, 2002 the Company’s stock price was $3.99 per share, resulting in a market capitalization of $150.0 million, compared to stockholders equity of $149.0 million.

Subsequent to June 30, 2002, the Company’s stock price and related market capitalization declined precipitously. During July 2002, the stock price declined to $2.25 per share, resulting in a market capitalization of approximately $84.8 million compared to stockholders equity of $149.0 million, including tangible net worth of $104.0 million.

By the end of the third quarter 2002, the Company’s stock price had declined to approximately $1.00 per share, compared to its book value of $3.95 per share.

The provisions of SFAS 142 became effective for the Company on January 1, 2002. Under SFAS 142 the Company was required to perform an annual test of its goodwill and had selected September 30 as the date at which it would perform its annual test. The combination of the declining market capitalization and the worsening business climate led the Company to conclude that there had likely been an impairment of goodwill during the third quarter of 2002.

This conclusion was discussed with the Company’s auditors and the Company performed the tests required by paragraph 15 of SFAS 142 by first testing for impairment of the Company’s intangible assets, and then testing for impairment of goodwill. This testing included testing both estimated future cash flows and using fair value measurement testing as described in paragraph 23. The Company utilized the services of an independent valuation expert to support and assist with the testing.

Given that the Company had concluded that it was a single reporting unit, the quoted price of the Company’s common stock was the most objective and reliable method of determining the fair value of the reporting unit. Because the quoted price of the Company’s stock had remained below its tangible book value of $3.95 per share for more than 90 days, and it appeared that this was not likely to be a temporary phenomenon, the Company could not provide any corroborative evidence that the fair value of goodwill exceeded its book value, and accordingly, recorded an impairment charge for all of its goodwill in the quarter ended September 30, 2002.

The disclosure required by paragraph 47 of SFAS 142 was included in Footnote 7 of the Company’s Form 10-Q for the quarter ended September 30, 2002, and Footnote 13 of the Company’s Form 10-K for the year ended December 31, 2002.

Comment No. 11: We note that in the quarter ended March 31, 2003 you wrote-off the full amount of goodwill ($2.3 million) that you had initially recorded in February 2003 in connection with the acquisition of Orchestream Holding plc stock. We further note that Orchestream is listed as one of your subsidiaries under exhibit 21. Please address the following inquiries in reasonable detail:

•	Tell us how you considered paragraph 30 of SFAS 142 in determining whether Orchestream is a reporting unit for goodwill impairment testing purposes;

•	Describe the change in facts and circumstances between the date you recorded and the date you wrote off the goodwill associated with the Orchestream acquisition. See paragraph 47 (a) of SFAS 142; and

•	Tell us how you considered paragraph B69 of Appendix B of SFAS 142 in writing off the full amount of the Orchestream goodwill immediately after its acquisition and recognition.

Response No. 11: Although the acquired holding company Orchestream Holdings, plc remained one of the Company’s subsidiaries, the Company immediately combined all the operations of Orchestream with the Company’s European and Canadian operations, similar to the integration of the OSS assets acquired from Nortel. It is currently in the process of liquidating a number of those subsidiaries.

The Company considered paragraph 30 of SFAS 142 in determining whether Orchestream was a reporting unit for goodwill impairment testing purposes as follows:

Paragraph 30 of SFAS 142 provides guidance that “A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.”

The Company determined that although it acquired a business through the acquisition of all of the outstanding common stock of Orchestream Holdings plc, the Company’s operation of the combined businesses required that they be aggregated and deemed to be a single reporting unit due to the similarities of their operating characteristics as defined in paragraph 17 of SFAS 131:

a)	The nature of the products and services. – The primary assets received in the acquisition of Orchestream were two software products, called Service Activator and Resolve, respectively. These products were competitive with certain products being provided by the Company through its acquisition of the OSS assets from Nortel Networks. The products are similar to the Company’s other products in that they each are software products designed to automate certain back-office functions of telecommunications companies. Each product is offered in conjunction with implementation services and post-sales customer support.

b)	The nature of the production processes. – The production processes used by the Company and Orchestream were nearly identical, consisting of development of software using state of the art software technologies and development methodologies. These methodologies allowed us to eliminate duplicate organizations within Orchestream that were performing documentation and quality control. In addition, shortly after the acquisition, the Company began to consolidate the engineering operations, transferring most of the engineering work being performed on the Orchestream products to other development centers.

c)	The type or class of customer for their products and services. – The customer base for the Company’s products as well as the products acquired from Orchestream is identical – global telecommunications service providers.

d)	The methods used to distribute their products or provide their services. – The method for distributing products and services is identical, allowing the Company to combine the sales forces of the Company and the sales force of Orchestream into one unit. The combined sales force sells all of the Company’s products and services.

e)	The nature of the regulatory environment. – Neither entity faces any significant regulatory issues.

The Company’s conclusion after considering all of the relevant literature was that although it operated separate legal entities, each entity sells all of the products and services of the Company, and it continued to operate a single reporting unit for goodwill testing purposes.

There were no changes in the relevant facts and circumstances between the date of the acquisition and the date we wrote off the goodwill associated with the Orchestream acquisition. However, under the provisions of SFAS 141, goodwill remained after allocating the purchase price to all of the tangible and intangible assets acquired based on the price paid by the Company to acquire the stock.

On February 1, 2003, the date the acquisition was completed, the Company’s stock price was $1.32, giving the Company a market capitalization of approximately $50 million. At that time, the book value of the company’s stockholders equity was approximately $99 million, or approximately $2.61 per common share. The Company initially recorded the goodwill in accordance with SFAS 141, and determined that it would monitor the market price of its common stock between the acquisition date and the date the Company closed its books for the quarter ended March 31, 2003 to determine if the Company could support recoverability of the goodwill that was indicated by the application of SFAS 141.

During the period from February 1, through April 15, 2003, the Company’s stock price ranged from $1.20 to $1.59, closing at $1.39 on April 15, at all times leaving the Company’s market capitalization well below its book value.

Given that the Company had concluded that it was a single reporting unit for goodwill purposes, it determined that the quoted price of the Company’s common stock was the most objective and reliable method of determining the fair value of the reporting unit. Based on the fair value measurement testing described in Paragraph 23 of SFAS 142, the Company concluded that it continued to suffer from impairment of goodwill at the reporting unit level.

The Company considered paragraph B69 of Appendix B of SFAS 142 in this analysis. At the time SFAS 142 was developed, the Financial Accounting Standards Board considered the merits for requiring that goodwill always be written off in the period of acquisition for all acquisitions as had been accepted in some foreign jurisdictions. B69 contains the Board’s conclusions that such treatment is inconsistent with its conceptual framework. Instead, SFAS 142 mandates capitalization of goodwill with a strict impairment testing requirement. The Company believes that it fully complied with paragraph B69 by capitalizing the goodwill at the acquisition date, and complied with paragraph 28 of SFAS 142 when it determined that the goodwill could not pass the recoverability test prescribed by the standard.

The Company discussed its conclusions with its auditors at the time, KPMG, LLP. Our auditors agreed with the Company that the goodwill could not pass the recoverability test prescribed by SFAS 142. As a result the Company recorded the goodwill impairment in its Form 10-Q for the quarter ended March 31, 2003.

Comment No. 12: You disclose that during 2002 you wrote off approximately $7.2 million of intangible assets. With respect to these write-offs, please explain to us how you considered providing the following disclosure:

•	The amount of impairment by intangible asset category i.e., developed technology, customer contracts and customer relationship;

•	The facts and circumstances leading to the impairment write off; and,

•	The method you used in determining the fair value of the impaired intangible assets.

See paragraph 46 (a) and 46 (b) of SFAS 142

Response No. 12: In accordance with paragraph 15 of SFAS 142, an impairment loss should be recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. The facts and circumstances that led to the impairment write off were the same as those that led to the impairment of goodwill discussed in comment 10 above – a shortfall in expected revenues as a result of the prolonged distressed telecom environment, which led to a significant decline in the market capitalization of the Company.

The Company reviewed its projected future sales of all products related to the intangible assets recorded from its acquisitions of LAT 45 and the OSS assets from Nortel, and performed a realizability test on the intangible assets as of July 2002.

In the third quarter of 2002, the Company made the decision not to further market the product acquired from the LAT45 acquisition in 2001. Because of the lack of sales of the product since it had been acquired, and the depressed telecom market in general, the Company did not believe there was a market for the product and concluded that the fair value was zero. The unamortized value of the related intangible assets related to that product was $3.6 million, which was written off.

In addition, there were unamortized intangible assets of $12.4 million related to the acquisition from Nortel in February 2002. Of this amount there was $8.2 million of technology rights. Since the sum of future cash flows (undiscounted and without interest charges) was projected to be less than the carrying amount of the intangible assets, the Company determined that the technology rights were impaired.

Accordingly, the Company recognized an impairment loss of $3.6 million in accordance with SFAS 121, paragraph 7, reducing the carrying value to the fair value of the assets, based on the expected future cash flows from the technology. The amount of impairment loss by intangible asset category is as follows (in thousands):

Lat 45
Technology rights	$3,314
Customer Contracts	292

Total LAT45	$3,606
Nortel OSS
Technology rights	$3,572

Total Impairments	$7,178

The Company intended for the discussion related to the impairment of goodwill to also apply to the impairment of its intangible assets.

An example of how the company would revise its 2004 10-K to reflect this disclosure is reflected in Attachment D. The Company advises that in connection with its 2005 Form 10-K this particular disclosure related to 2002 will no longer be included.

Comment No. 13: Provide us with a roll forward of each of the intangible asset categories for 2002, 2003 and 2004. In this roll forward separately identify the increases in the intangible balance due to acquisitions and the decreases due to impairments.

Response No. 13: Following is the roll forward of the intangible asset activity beginning with the first acquisition of LAT45 in the third quarter of 2001 (in thousands):

Year	Activity	Technology Rights	Customer Contracts	Customer Relationship	Totals
2001	Acquisition of Lat 45	5,187	845	—	6,032
	Amortization	(864)	(553)	—	(1,417)
	Balance	4,323	292	—	4,615
2002	Acquisition of the OSS assets from Nortel Networks	12,236	5,118	—	17,354
	Amortization	(6,911)	(1,748)	—	(8,659)
	Revaluation	(5)	—	—	(5)
	Impairments	(6,886)	(292)	—	(7,178)

	Balance	2,757	3,370	—	6,127
2003	Acquisition of Orchestream Holdings	3,700	747	2,298	6,745
	Amortization	(3,754)	(2,317)	(412)	(6,483)
	Revaluation	84	—	—	84

	Balance	2,787	1,800	1,886	6,473
2004	Amortization	(1,427)	(1,800)	(459)	(3,686)
	Balance	1,360	—	1,427	2,787

Schedule II, Valuation and Qualifying Accounts, page 63

Comment No. 14: We note that in 2004 you reduced the allowance for doubtful accounts by approximately $1.2 million. Please describe the factors that contributed to your decision to reduce this allowance. Tell us how you considered discussing this decrease under the results of operations and liquidity and capital resources sections of your filing.

Response No. 14: The Company’s allowance for doubtful accounts consists of a specific reserve which represents known accounts with which the Company is experiencing collection difficulties and with respect to which the Company believes the inability to collect is probable, and a general reserve which is a statistical calculation based on the Company’s historical bad debt write off’s based on the aging of its accounts receivable. During 2004, as the telecommunications industry began to rebound, the Company experienced an improvement in its collection cycle which led to an improvement in the aging of accounts receivable. In addition, the Company strengthened its new customer review process and the tracking of existing customer financial status. As a result of these factors, the Company experienced fewer bad debt write-offs and lower bad debt expense, resulting in a reduction in the required allowance for uncollectible accounts.

As indicated in our response to comment one, the Company attributed the decline in general and administrative expenses in part to the decrease in the allowance for doubtful accounts.

The Company noted in the second paragraph of its Liquidity and Capital Resources section that the improved collections of the Company’s accounts receivable helped offset the drain on cash used in operating activities.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Item 1. Financial Statements

Note 8. Subsequent Events

Comment No. 15: Please tell us how you will account for the sale of warrants sold on October 26, 2005 and identify the accounting literature that supports your accounting. As part of your response, describe the terms of any registration rights related to the warrants. Tell us how you considered the applicability of EITF 00-19.

Response No. 15: Article 7 of the Purchase Agreement filed as exhibit 10.1 to the Company’s Form 8-K filed on October 28, 2005 generally describes registration rights and matters related to compliance with securities laws. The registration rights of purchasers are primarily described in Section 7.1 of the Purchase Agreement. The Purchase Agreement provides that Company is required to prepare and file a registration statement on Form S-3 for the shares and warrant shares no later than fifteen days after the closing date. The warrants themselves do not carry registration rights, but any warrant shares resulting from exercise of the warrants do. The Company is required to use commercially reasonable efforts to cause the registration statement to be declared effective by the SEC within specific time frames. In the event the registration statement receives SEC review, as has actually occurred, then the Company’s obligation is to use commercially reasonable efforts to cause the registration statement to be declared effective by the SEC within 105 days of the filing date of the registration statement. If the registration statement is not declared effective within 105 days of the filing date or in certain specified cases where the registration statement is unavailable for sales after the initial effectiveness of the registration statement (defined as “Events”), then the Company is required to pay to each purchaser, for every thirty days that such Event occurs and is continuing (or pro rata for any period of less than thirty days), an amount in cash equal to the aggregate purchase price of such purchaser’s securities multiplied by 0.01.

On February 8, 2006 the Company obtained amendments to the Purchase Agreement, with each purchaser, that provide a maximum cap on the payment of liquidated damages equal to a maximum of 10% of the aggregate purchase price of each purchaser’s Common Stock and Warrants.

The Company has considered EITF Issue No. 00-19 which deals with the accounting for derivative financial instruments. Specifically, the Company has considered paragraph 12 through 32, which establish the conditions necessary for equity classification and believes that the Purchase Agreement, Common Stock and Warrants meet the required conditions.

As of December 31, 2005, the Company considers the warrant agreement to be a derivative instrument and intends to classify the warrants as a liability at fair value. The shares of common stock will be classified as temporary equity.

Following the agreement from each investor to limit the amount of liquidated damages payable under the provisions of the registration rights agreement, the Company believes that the maximum 10% payment for liquidated damages reflects a reasonable estimate of the difference in fair values between registered and unregistered shares. Accordingly, paragraph 16 of EITF 00-19 states that in the case of delivery of unregistered shares, a discount from the corresponding value of the registered shares that is a reasonable estimate of the difference in fair values between registered and unregistered shares (that is, the difference reflects the fair value of the restricted shares determined using commercially reasonable means), is not considered a penalty. As of February 9, 2006, the Company has the ability to deliver unregistered shares in satisfaction of the securities purchase agreement, subject to the Company’s obligation to use commercially reasonable efforts to obtain and maintain registration. The Company’s monetary penalties for failure to register or maintain registration are capped at an amount that effectively reflects a fair value for the difference in value between registered and unregistered shares. Accordingly, both the warrants and the common stock will be reclassified to permanent equity.

The presentation of the Company’s balance sheet as of December 31, 2005 and 2004 is attached as Attachment C.

The Company will disclose in the footnotes to the financial statements the existence of the registration rights agreement and liquidated damages clauses, the subsequent amendments to the purchase agreements and the accounting reclassifications that will occur as a result of these amendments.

Form 8-K, filed October 27, 2005

Comment No. 16: We note that you refer to “pro forma” net income (loss), and “pro forma” earnings per basic and diluted share. The information you have presented throughout these earnings releases should be referred to as “non-GAAP” and not “pro forma.” Pro forma has a meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation. See endnote 12 to SEC Release 33-8176.

Response to Comment 16: In responding to these comments, the Company has carefully reviewed footnote 12 to SEC Release 33-8176 regarding the difference between “pro forma” and “non-GAAP” financial information and now understands the Commission has adopted the use of the term “non-GAAP” financial information in order to avoid confusion with “pro forma” information disclosed in accordance with Regulation S-X. In all future filings, the Company will not use the term “pro forma” in this context.

Comment No. 17: We note the non-GAAP information included in the press release furnished in the Form 8-K filed October 27, 2005. Your non-GAAP presentation does not appear consistent with our guidance and requirements on such presentation. Following are such inconsistencies in greater detail;

•	Disclosure accompanying the presentation currently indicates that there are two non-GAAP measures—pro forma net income (loss) and adjusted EBITDA. However, the presentation on page 5 includes numerous non-GAAP measures including, but not limited to , non-GAAP cost of revenue, non-GAAP gross profit, various non-GAAP operating expense items and non-GAAP income (loss) before income taxes. Note that each line item, sub-total or total for which an adjustment has been made represents a separate non-GAAP measure that must be separately identified and addressed in the accompanying disclosure. See Items 10(e)(1)(i)(C), 10(e)(l)(i)(D) and 10(e)(2) of Regulation S-K.

•	We note no substantive disclosure that addresses the disclosures in Question 8 of the FAQ. For example, the disclosure does not explain the manner in which management uses each measure and the economic substance behind that decision or why the measures are useful to investors. Further, you do not explain the material limitations associated with each measure or the manner in which management compensates for such limitations.

As each of the non-GAAP measures excludes items that are considered recurring in nature, you must meet the burden of demonstrating the usefulness of each measure and clearly disclose why each non-GAAP measures is useful when these items are excluded. See Question 8 of the June 13, 2003 FAQs.

Response No. 17: The Company did not understand that the use of a table to illustrate its non-GAAP financial results created a separate non-GAAP disclosure for each item of the income statement that differed from its related caption in its GAAP disclosure. In future filings, the Company will eliminate all non-GAAP disclosures that are not reconciled to its related caption in its GAAP disclosure.

The Company believed that its statement that “Pro forma results are an analytical indicator used by management to evaluate company performance and allocate resources” addressed Question 8 of the FAQ. In response to the Staff’s comment, in future filings the Company will expand the discussion of the purpose for publication of non-GAAP information. An Example of this expanded disclosure is as follows:

“MetaSolv’s non-GAAP results should not be considered a measure of financial performance under generally accepted accounting principles. Items excluded from these results are significant components in understanding and assessing financial performance, and there are material limitations associated with the use of this data. MetaSolv provides non-GAAP financial measures because it believes that an investor’s evaluation of MetaSolv’s ongoing operating results may not be as useful if an investor is limited to reviewing only GAAP measures. MetaSolv presents such non-GAAP financial measures in reporting its financial results to provide investors with an additional tool to evaluate MetaSolv’s operating results in a manner that focuses on what MetaSolv believes to be its ongoing operations. MetaSolv believes that inclusion of the non-GAAP financial measures is useful to investors in allowing for greater transparency of supplemental information used by management in its financial and operational decision-making. Management uses these non-GAAP financial measures in order to measure its success in reducing MetaSolv’s cost structure, to measure its ongoing cash operating costs, and to establish budgets and operational goals. Accordingly, MetaSolv’s non-GAAP performance measures exclude certain recurring costs such as amortization of intangible assets, restructuring charges and stock compensation expense. Non-GAAP results should not be considered in isolation or as alternatives to net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because non-GAAP results are not a measurement determined in accordance with generally accepted accounting principles and are thus susceptible to varying calculations, they may not be comparable, as presented, to other similarly titled measures of other companies. Net income (loss) is the financial measure calculated and presented in accordance with generally accepted accounting principles that is not comparable to MetaSolv’s non-GAAP results, as defined.”

Comment No. 18: In view of the nature, content and format of the presentation, we question whether it complies with Item 100(b) of Regulation G. In this regard we note that the presentation of a full non-GAAP Statement of Operations may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles.

Response No. 18: The differences between non-GAAP cost of services and maintenance, and each individual non-GAAP operating expense caption relate solely to stock compensation expense and were included in order to facilitate the preparation of models by analysts who were interested in the impact of stock compensation expense by category of expense within the income statement.

In response to the Staff’s comment, in future filings, the Company will omit the presentation of a full non-GAAP Statement of Operations.

Acknowledgments Requested by Your Letter of December 28, 2005. At your request, we also acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this information is responsive to your request. We note that your comment letter suggested that amendments to the Company’s periodic reports be made where appropriate. The Company wishes to take full advantage of the Commission’s review and comments, to provide additional clarity in its filed periodic reports and to correct any technical deficiencies noted. We will amend the Company’s 2004 10-K as indicated in our Response to Comment No. 6, and we will adopt the revised approaches to future filings as are indicated throughout the Responses above.

Thank you for your assistance with these filings. If you have any questions or comments regarding the foregoing, please call the undersigned at your convenience at (972) 403-8501.

Sincerely,

MetaSolv Inc.

By:
Jonathan K. Hustis
EVP-Legal and General Counsel

cc:	T. Curtis Holmes, Jr. [MetaSolv, Inc.]

Glenn Etherington [MetaSolv, Inc.]

Attachment A:

Service Costs. Service cost of revenues consists of expenses to provide consulting, training and maintenance services. These costs include compensation and related expenses for employees and fees for third party consultants who provide services for our customers under subcontractor arrangements.

Service costs were $30.0 million in 2004, down from $33.2 million in 2003, representing 53% and 58% of service revenues in each period, respectively. The decrease in service costs in 2004 was primarily due to ~~lower~~ a reduction in professional consulting staff costs of $6.0 million, partially offset by highera $2.6 million increase in subcontractor costs and a $0.6 million increase in maintenance-related engineering costs. Service margins in 2004 improved over 2003 due to improved utilization of our own consulting resources and use of subcontracting services where they lower our cost.

Operating Expenses

Research and Development Expenses. Research and development expenses consist primarily of costs related to our staff of software developers, contracted development and the associated infrastructure required to support product development. During 2004, research and development expenses decreased 20% to $23.7 million from $29.6 million in 2003, representing 29% and 37% of total revenues in each period, respectively. The year-to-year decrease in research and development expense was primarily due to a 15% reduction in staffing, primarily related to the consolidation of our European development function into our Canadian operations.

During 2004, our research and development investments were focused on our core competencies of network resource management, service activation and network mediation, in support of mobility, internet protocol (IP) and voice over IP (VOIP) domains. Additionally, we are investing to ease integration for our customers, enabling rapid flow-through of service requests not only within our portfolio but between MetaSolv products and other business systems, to further automate our customers’ business processes and lower their overall cost of doing business. During the past year we have focused our development investments in core product areas, while lowering development costs in general by shifting many routine tasks to offshore development resources.

Our product development methodology generally establishes technological feasibility near the end of the development process, when we have a working model. Costs incurred after the development of a working model and prior to product release are insignificant. Accordingly, we have not capitalized any software development costs.

From 2002 to 2004, the Company has reduced its research and development expenses in response to market conditions. The Company expects to continue to reduce its cost of development by transferring certain engineering functions to lower cost development centers.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries, commissions, travel, trade shows and other related expenses required to sell our software.

In 2004, sales and marketing expenses decreased 11% to $22.6 million from $25.3 million in 2003, representing 28% and 32% of revenues in each period, respectively. The decrease in sales and marketing expense in 2004 compared to 2003 was primarily due to 8% lower staffing and related expenses. The staffing reductions achieved alignment of resources with expected market conditions. We will invest in sales and marketing resources, where necessary, in order to expand our direct and indirect sales and marketing channels, and to achieve additional revenues. The Company anticipates that this investment will result in expenditures remaining at or above current levels.

General and Administrative Expenses. General and administrative expenses consist of costs for finance and accounting, legal, human resources, information systems, facilities, bad debt expense, and corporate management not directly allocated to other departments. General and administrative expenses in 2004 decreased 25% to $11.0 million, compared to $14.7 million in 2003, representing 14% and 19% of revenues in each period, respectively. The decrease in general and administrative expenses was primarily due to 13% lower staffing in administrative functions which resulted in a $1.8 million reduction in costs; cost reductions in facilitiesand, telecommunications and other expenses of approximately $0.7 million,; and a $1.2 million decrease in the allowance for doubtful accounts required due to improved collection cycles. The Company intends to continue to focus on reducing its administrative costs in future periods.

Attachment B

Disclosure related to foreign currency fluctuations

[Pending]

Attachment C

10) Segment Information and Concentration of Credit Risk

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. The method for determining what information to report is based on the way management organizes the operating segments within the Company for making operating decisions and assessing financial performance.

The Company’s chief operating decision-maker is considered to be the President and Chief Executive Officer. The President and Chief Executive Officer reviews financial information presented on a Company-wide basis accompanied by disaggregated information about revenues by product and service line for purposes of making operating decisions and assessing financial performance. The financial information reviewed by the President and Chief Executive Officer is identical to the information presented in the accompanying statements of operations. Therefore, the Company operates in a single operating segment: communications software and related services.

Revenue information regarding operations for different products and services is as follows (in thousands):

	Year ended December 31,
	2004	2003	2002
Revenues:
Software license fees	$24,017	$22,182	$30,880
Professional services	18,347	17,674	20,357
Post-contract customer support	38,797	39,650	39,967

Total revenues	$81,161	$79,506	$91,204

Total revenue derived from non-U.S. locations was approximately $47,208,000, $43,928,000 and $34,839,000 in 2004, 2003 and 2002, respectively. ~~Revenues in the~~The United Kingdom is the only country, other than the United States, that had more than 10% of the Company’s total revenues in any of the three years ending December 31, 2004~~accounted for approximately 21% of total revenues in 2004 and 2003~~.

	Year ended December 31,
	2004	2003	2002
Revenues:
United States	$33,953	$35,578	$56,365
United Kingdom	17,213	16,775	8,290
All other countries	29,995	27,153	26,549
Total revenues	$81,161	$79,506	$91,204

The Company licenses its communications software products to a broad range of communication service providers. The Company performs ongoing credit evaluations of its customers’ financial condition but does not require collateral or other security to support its trade accounts receivable. Only two customers have accounted for more than 10% of the Company’s revenues or accounts receivables for any of the three years ended December 31, 2004. One customer ~~accounted~~, British Telecommunications, accounted for 11% and 12% of the company’s revenues in 2004 and 2003, respectively. A second customer ~~accounted~~, Sprint Inc, accounted for 15% of the Company’s revenues in 2002 and 36% of the Company’s account receivable at December 31, 2002.

Long lived assets (excluding goodwill, intangible assets and intercompany loans) were $7,630,000 at the end of 2004, $14,799,000 at the end of 2003, and $17,299,000 at the end of 2002. The location of the long lived assets by country was as follows (in $000’s):

	Long Lived Assets As of Dec 31,
Country	2004	2003	2002
United States	$4,870	$10,357	$13,176
United Kingdom	1,243	1,526	123
Canada	1,389	2,871	3,942
Rest of World	128	45	58
Totals	$7,630	$14,799	$17,299

The total long lived asset balances have declined over the past three years due to the downsizing and restructuring of the company’ operations.

The Company does not see any material risk with respect to the assets located outside of the United States.

Attachment D:

13) Impairment of Goodwill and Intangible Assets

Goodwill:

The Company is required to assess the value of goodwill under the provisions of SFAS No. 142. The Company is one reporting unit, as defined by the standard. As outlined in the authoritative literature, the assessment of whether goodwill has been impaired is based on the Company’s estimate of the fair value of the reporting unit using a model that considers both a discounted future cash flow analysis and market capitalization data.

During 2002, the market capitalization of the Company fell to a level below its book value. The decline in the market capitalization indicated that a potential reduction in the value of goodwill existed; therefore, management performed an interim valuation based on estimated future cash flows as of July 31, 2002. This valuation indicated that an impairment of goodwill existed. Accordingly, the Company recorded a charge of $28,742,000 to eliminate the goodwill.

The market capitalization of the Company remained at a level below its book value in the first quarter of 2003. This prolonged decline in the market capitalization indicated that the capitalization of goodwill as a result of the acquisition of Orchestream Holdings plc was not warranted. Accordingly, the Company eliminated the goodwill and recorded a charge of $2,227,000 at the time of the Orchestream acquisition.

The changes in the carrying value of goodwill for the two years ended December 31, 2003, are as follows (in thousands):

Balance at of December 31, 2001	$6,375
Purchase of assets from Nortel Networks	22,367
Impairment charge	(28,742)
Balance at December 31, 2002	$—
Purchase of Orchestream	2,227
Impairment charge	(2,227)
Balance at December 31, 2003	$—

Intangible Assets:

In the third quarter of 2002, the Company reassessed the value of intangible assets giving consideration to the prolonged distressed telecommunication environment, revenue shortfalls incurred, and the future near term outlook and as a result, reduced the value of these intangible assets and recorded a non-cash impairment charge of $7,178,000. This charge is included in the Amortization and Impairment of Intangible Assets line of the Consolidated Statements of Operations.

In the third quarter of 2002 the Company reviewed its projected future sales of all products related to the intangible assets recorded from its acquisitions of LAT 45 and the OSS assets from Nortel, and performed a realizability test on the intangible assets as of July 2002.

The Company made the decision not to further market the product acquired from the LAT45 acquisition in 2001. Because of the lack of sales of the product since it had been acquired, and the depressed telecom market in general, the Company did not believe there was a market for the product and concluded that the fair value was zero. The unamortized value of the related intangible assets related to that product was $3,606,000, which was written off.

In addition, there were unamortized intangible assets of $12,414,000 related to the acquisition from Nortel in February 2002. Of this amount there was approximately $8,274,000 of technology rights. Since the sum of future cash flows (undiscounted and without interest charges) was projected to be less than the carrying amount of the intangible assets, the Company determined that the technology rights were impaired.

Accordingly, the Company recognized an impairment loss of $3,572,000 in accordance with SFAS 121, paragraph 7, reducing the carrying value to the fair value of the assets, based on the expected future cash flows from the technology. The amount of impairment loss by intangible asset category is as follows (in thousands):

Lat 45
Technology rights	$3,314
Customer Contracts	292
Total LAT45	$3,606
Nortel OSS
Technology rights	$3,572
Total Impairments	$7,178

The following is a summary of intangible assets at December 31, 2004 and 2003 (in thousands):

	2004
	Gross Carrying Cost	Accumulated Amortization	Net	Wt Avg Amort Period
Developed technology	$12,290	$10,930	$1,360	23 Months
Customer contracts	5,740	5,740	—	35 Months
Customer relationship	2,298	871	1,427	60 Months

Total intangible assets	$20,328	$17,541	$2,787	29 Months

	2003
	Gross Carrying Cost	Accumulated Amortization	Net	Wt Avg Amort Period
Developed technology	$12,290	$9,503	$2,787	23 Months
Customer contracts	5,740	3,940	1,800	35 Months
Customer relationship	2,298	412	1,886	60 Months

Total intangible assets	$20,328	$13,855	$6,473	29 Months

~~During 2002, the Company reassessed the value of intangible assets and as a result reduced the value of these assets and recorded a non-cash charge of $7,178,000. This charge is included in the Amortization and Impairment of Intangible Assets line of the Consolidated Statements of Operations.~~Amortization expense related to intangible assets was approximately $3,686,000, $6,483,000 and $8,659,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Amortization expense related to intangible assets subject to amortization at December 31, 2004 will be as follows (in thousands):

Year Ending December 31,	Amortization Expense
2005	1,693
2006	587
2007	460
2008	47

$2,787

Attachment E

METASOLV, INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31, 2005	December 31, 2004
Assets
Current assets:
Cash and cash equivalents	$13,314	$11,858
Marketable securities	44,839	23,354
Trade accounts receivable, less allowance for doubtful accounts of $1,805 in 2005 and $2,110 in 2004	13,582	12,482
Unbilled receivables	2,461	1,156
Prepaid expenses	1,847	2,842
Other current assets	669	657

Total current assets	76,712	52,349
Property and equipment, net	5,529	6,685
Intangible assets	1,090	2,787
Other assets	786	945

Total assets	$84,117	$62,766

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$4,775	$4,780
Accrued expenses	20,512	19,644
Deferred revenue	8,068	7,350

Total current liabilities	33,355	31,774
Fair value of warrants to purchase common stock	3,442	—
Temporary equity – Unregistered common stock, $.005 par value, 7,666,666 shares issued and outstanding	17,863	—

Stockholders’ equity:
Preferred stock, $.01 par value, 10,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.005 par value, 100,000,000 shares authorized, shares issued and outstanding: 49,961,132 in 2005, and 40,937,985 in 2004	213	205
Additional paid-in capital	151,443	148,772
Deferred compensation	(328)	(229)
Accumulated other comprehensive income	560	370
Retained earnings	(122,431)	(118,126)

Total stockholders’ equity	29,457	30,992

Total liabilities and stockholders’ equity	$84,117	$62,766